Manhattan Zodiac LLC

Profit and Loss

	JAN - DEC 2022
Income	
Discounts given	-695.00
Discounts/Refunds Given	-2,190.03
Sales	189,108.20
Total Income	**$186,223.17**
Cost of Goods Sold	
Cost of Goods Sold	3,559.16
Cost of labor - COS	31,847.00
QuickBooks Payments Fees	3,859.72
Sales Tax Paid	0.00
Shipping, Freight & Delivery - COS	806.63
Supplies & Materials - COGS	10,848.66
Venue Rental - COS	8,922.70
Total Cost of Goods Sold	**$59,843.87**
GROSS PROFIT	**$126,379.30**
Expenses	
Advertising & Marketing	1,372.63
Bank Charges & Fees	68.38
Car & Truck	1,478.17
Contractors	5,168.00
Cost of Labor	0.00
Gifts	0.00
Insurance	1,467.89
Interest Paid	277.83
Job Supplies	8,970.49
Legal & Professional Services	4,070.90
Meals	1,734.01
Office Expenses	831.01
Packaging & Delivery Services	0.00
Parking & Tolls	331.24
Professional Development	601.41
Rent & Lease	6,157.90
Repairs & Maintenance	185.69
Supplies	911.83
Taxes & Licenses	74.51
CA LLC Tax	800.00
Total Taxes & Licenses	**874.51**
Telephone	0.00
Tools & Equipment < $2500	2,750.59

Manhattan Zodiac LLC

Profit and Loss

	JAN - DEC 2022
Travel	1,740.89
Total Expenses	**$38,993.37**
NET OPERATING INCOME	**$87,385.93**
Other Income	
Tips Income	1,161.85
Total Other Income	**$1,161.85**
Other Expenses	
Depreciation Expense	209.66
Entertainment	18.67
Penalties & Settlements	44.00
Total Other Expenses	**$272.33**
NET OTHER INCOME	**$889.52**
NET INCOME	**$88,275.45**

Manhattan Zodiac LLC

Balance Sheet

As of December 31, 2022

	AS OF DEC 31, 2022
ASSETS	
Current Assets	
Bank Accounts	
MANHATTAN ZODIAC LLC (5513)	8,377.59
QuickBooks Checking Account	0.00
Total Bank Accounts	**$8,377.59**
Accounts Receivable	
Accounts Receivable (A/R)	13,717.15
Total Accounts Receivable	**$13,717.15**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$22,094.74**
Fixed Assets	
Equipment	1,092.50
A/D - Equipment	-777.10
Total Equipment	**315.40**
Total Fixed Assets	**$315.40**
TOTAL ASSETS	**$22,410.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	35.65
Loan from EL	0.00
Loan from YN	0.00
Out Of Scope Agency Payable	0.00
Sales Tax Payable	0.00
Total Other Current Liabilities	**$35.65**
Total Current Liabilities	**$35.65**
Long-Term Liabilities	
SBA Loan	9,755.80
Total Long-Term Liabilities	**$9,755.80**
Total Liabilities	**$9,791.45**

Manhattan Zodiac LLC

Balance Sheet

As of December 31, 2022

	AS OF DEC 31, 2022
Equity	
Opening Balance Equity	1,445.26
Partner Distributions - EL	-60,175.53
Partner Distributions - YN	-24,346.63
Retained Earnings	7,420.14
Net Income	88,275.45
Total Equity	**$12,618.69**
TOTAL LIABILITIES AND EQUITY	**$22,410.14**

Manhattan Zodiac LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	88,275.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-13,717.15
Equipment:A/D - Equipment	209.66
California Department of Tax and Fee Administration Payable	35.65
Loan from YN	-679.04
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-718.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,868.88**
Net cash provided by operating activities	**$73,406.57**
FINANCING ACTIVITIES	
SBA Loan	-142.12
Partner Distributions - EL	-59,624.93
Partner Distributions - YN	-24,346.63
Retained Earnings	-550.60
Net cash provided by financing activities	**$ -84,664.28**
NET CASH INCREASE FOR PERIOD	**$ -11,257.71**
Cash at beginning of period	19,635.30
CASH AT END OF PERIOD	**$8,377.59**